HARRAH’S ENTERTAINMENT, INC.

November 22, 2010

VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tanya Brian

Re:	Harrah’s Entertainment, Inc.

Registration Statement on Form S-1 (File No. 333-168789)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Harrah’s Entertainment, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 A.M. EST, on November 23, 2010, or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. The Company has taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who it is reasonably anticipated will be invited to participate in the distribution of the securities to be offered or sold.

The Company acknowledges that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Monica Thurmond of O’Melveny & Myers LLP at (212) 326-2108 and that such effectiveness also be confirmed in writing.

Very truly yours,

HARRAH’S ENTERTAINMENT, INC.

By:	/s/ Michael D. Cohen
Michael D. Cohen
Vice President, Associate General Counsel and Corporate Secretary